UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Whitestone REIT

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

    966084204

(CUSIP Number)

Peter McMillan III

President

KBS Strategic Opportunity REIT, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(949) 417-6500

with a copy to:

Robert H. Bergdolt, Esq.

Christopher R. Stambaugh, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person KBS SOR Properties LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,603,189
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,603,189
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,189
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.36%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person KBS SOR (BVI) Holdings, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,603,189
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,603,189
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,189
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.36%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person KBS Strategic Opportunity Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,603,189
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,603,189
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,189
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.36%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person KBS Strategic Opportunity REIT, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,603,189
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,603,189
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,189
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.36%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person KBS Capital Advisors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,603,189
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,603,189
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,189
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.36%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person Keith D. Hall
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,603,189
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,603,189
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,189
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.36%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person Peter McMillan III
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,603,189
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,603,189
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,603,189
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.36%
14	Type of Reporting Person (See Instructions) IN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This Amendment No. 2 supplements and amends the Schedule 13D filed on June 13, 2017 and amended by Amendment No. 1 filed on June 21, 2017 by the Reporting Persons (as so amended, the “Schedule 13D”), relating to the Common Shares of Whitestone REIT, a Maryland real estate investment trust (the “Issuer”). Each Item reported below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A total of $42,879,057.06 was paid to acquire the securities reported as beneficially owned herein by the Reporting Persons. The purchase of the securities was funded from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Person had phone conversations with management of the Issuer in which they discussed changes to employee compensation arrangements (including but not limited to long-term equity incentive compensation) which could further align the interests between management and shareholders and improve shareholder returns. As a result of positions taken by management and consideration of the continuing effect those positions could have on the Issuer’s performance, the Reporting Persons delivered a notice to the Issuer of intention to (i) nominate trustees for election to the Issuer’s Board of Trustees at the Issuer’s 2018 annual meeting of shareholders and (ii) at that meeting seek shareholder approval of a non-binding proposal that the Issuer’s Board of Trustees take the necessary steps to declassify the Board and require that all trustees stand for election annually.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b). The Reporting Persons beneficially own an aggregate of 3,603,189 Common Shares, which represent, in the aggregate, approximately, 9.36% of the outstanding Common Shares. The percentage of beneficial ownership reported in this Schedule 13D is based on an aggregate of 38,486,707 Common Shares outstanding as of November 1, 2017, based on information provided by the Issuer in its Quarterly Report on Form 10-Q filed on November 3, 2017.

The 3,603,189 Common Shares were purchased by SOR Properties in multiple open market brokerage transactions on the New York Stock Exchange (“NYSE”) as described below. SOR BVI (as the sole member of SOR Properties), SOR OP (as the sole shareholder of SOR BVI), SOR REIT (as the sole general partner of SOR OP), the Advisor (as the external advisor to SOR OP), and Messrs. Keith D. Hall, Peter McMillan III (as the members of the Investment Committee of the Advisor approved by the board of directors of KBS SOR to make decisions with respect to the Common Shares), may be deemed to be the beneficial owner of the securities beneficially owned directly by SOR Properties, and each disclaims beneficial ownership of the securities.

(c) SOR Properties acquired the 3,603,189 Common Shares through the following open market purchases:

Date	Number of Common Shares*	Average Price per Common Share*	Aggregate Purchase Price**
May 5, 2017	26,400	$11.8059	$311,807.76
May 8, 2017	83,500	$12.0308	$1,004,989.30
May 9, 2017	106,367	$12.0824	$1,285,696.38
May 10, 2017	2,725	$12.0850	$32,945.26
May 11, 2017	76,962	$12.1733	$937,266.32
May 12, 2017	100,000	$12.0570	$1,206,200.00
May 15, 2017	14,871	$12.0966	$179,962.90
May 16, 2017	62,684	$12.0066	$752,935.13
May 17, 2017	350,177	$11.1557	$3,909,971.33
May 18, 2017	11,696	$11.2100	$131,229.12
May 19, 2017	56,877	$11.5604	$658,090.57
May 22, 2017	67,265	$11.9207	$802,518.54
May 23, 2017	200,000	$11.8829	$2,378,580.00
May 24, 2017	142,806	$12.0231	$1,718,398.88
May 25, 2017	123,483	$11.9154	$1,472,582.46
May 26, 2017	184,801	$11.8727	$2,195,934.84
May 30, 2017	200,000	$11.6870	$2,339,400.00
May 31, 2017	89,000	$11.5117	$1,025,431.30
June 1, 2017	45,788	$11.5375	$528,736.93
June 2, 2017	179,259	$11.7617	$2,110,183.17
June 5, 2017	103,957	$11.7909	$1,226,786.16
June 6, 2017	86,658	$11.7811	$1,021,793.14
June 7, 2017	140,930	$11.7851	$1,662,283.44
June 8, 2017	126,100	$11.9519	$1,508,395.59
June 9, 2017	63,460	$12.0988	$768,424.45
June 12, 2017	52,354	$12.3092	$644,959.40
June 13, 2017	118,291	$12.3331	$1,460,077.64
June 14, 2017	91,051	$12.3360	$1,124,119.29
June 15, 2017	1,500	$12.2493	$18,388.95
June 16, 2017	100,000	$12.2205	$1,223,050.00
June 19, 2017	78,269	$12.1833	$954,357.40
June 20, 2017	46,862	$12.1548	$570,066.86
June 21, 2017	81,100	$12.1768	$988,349.48
June 22, 2017	37,356	$12.1770	$455,257.57
June 30, 2017	2,800	$12.1954	$34,175.12
July 5, 2017	2,800	$12.1807	$34,133.96
July 6, 2017	75,284	$12.1326	$914,143.50
July 7, 2017	17,075	$12.1579	$207,766.89
July 10, 2017	48,674	$12.1751	$593,097.56
July 11, 2017	80,007	$12.1145	$970,044.87
August 28, 2017	100,000	$12.2268	$1,223,680.00
August 29, 2017	24,000	$12.1919	$292,845.60
Total	3,603,189	$11.8910	$42,879,057.06

*	Represents the total shares acquired and the average price per share on a given day through multiple open market brokerage transactions on the NYSE in varying share quantities and at varying share prices.
**	Aggregate purchase price reflects the inclusion of fees for sales commissions on the various share purchases totaling $33,664.35.

(c) Except as set forth in this Statement or as previously disclosed in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any Common Shares.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares acquired.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by amending and restating the second paragraph entitled “Equity Securities Purchase Program” in its entirety as follows:

On March 28, 2016, the board of directors of KBS SOR approved and adopted an equity securities purchase program (the “Program”). KBS SOR, through its subsidiaries, acquired the 3,603,189 Common Shares described in Item 5 pursuant to the Program. Under the Program, an investment committee of the Advisor composed of Peter McMillan III and Keith D. Hall will evaluate and approve all of the proposed investments and sales of equity securities acquired under the Program.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: December 29, 2017

KBS SOR PROPERTIES LLC

By:	KBS SOR (BVI) Holdings, Ltd., its sole member

By: KBS Strategic Opportunity Limited Partnership, its sole shareholder

By KBS Strategic Opportunity REIT, Inc., its sole general partner

By:	/s/ Peter McMillan III
	Name:	Peter McMillan III
	Title:	President

KBS SOR (BVI) HOLDINGS, LTD.

By: KBS Strategic Opportunity Limited Partnership, its sole shareholder

By KBS Strategic Opportunity REIT, Inc., its sole general partner

By:	/s/ Peter McMillan III
	Name:	Peter McMillan III
	Title:	President

KBS STRATEGIC OPPORTUNITY LIMITED PARTNERSHIP

By: KBS Strategic Opportunity REIT, Inc., its sole general partner

By:	/s/ Peter McMillan III
	Name:	Peter McMillan III
	Title:	President

KBS STRATEGIC OPPORTUNITY REIT, INC.

By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

KBS CAPITAL ADVISORS LLC

By: GKP Holding LLC, a Manager

By:	/s/ Peter McMillan III
Peter McMillan III, Manager

By:	/s/ Keith D. Hall
Keith D. Hall, Manager

KEITH D. HALL

/s/ Keith D. Hall
PETER MCMILLAN III

/s/ Peter McMillan III